Provident Energy Announces Bought Deal Financing

News Release 09-07
May 3, 2007

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (“Provident”) (TSX-PVE.UN; NYSE-PVX) announced today that it has entered into a bought deal agreement with a syndicate of underwriters to issue 25,490,197 subscription receipts (the “Subscription Receipts”) of Provident at a price of $12.75 per Subscription Receipt for proceeds of approximately $325 million.

Each Subscription Receipt will represent the right of the holder to receive, for no additional consideration, one trust unit upon the acquisition by Provident, pursuant to the offer to purchase common shares of Capitol Energy Resources Ltd. (“Capitol”) provided for in the Pre-Acquisition Agreement between Provident and Capitol dated May 3, 2007, of not less than 66 2/3% of the outstanding common shares of Capitol (on a fully-diluted basis) excluding common shares held by Provident and its affiliates at the date of the offer and by persons whose common shares may not be included as part of the minority approval of any subsequent acquisition transaction of Capitol (the “Acquisition Closing”).

The gross proceeds from the sale of the Subscription Receipts will be held by an escrow agent and invested in short term obligations issued or guaranteed by the Government of Canada (or other approved investments) pending completion of the Acquisition Closing. Upon completion of the Acquisition Closing, the escrowed funds will be released to Provident and used to partially fund the purchase price in respect of the acquisition.

Provided the Acquisition Closing occurs on or before 5:00 p.m. (Calgary time) on August 31, 2007, subscribers who hold Subscription Receipts on a record date for distributions in respect of trust units of Provident will be eligible to receive such distributions upon the latter of the Acquisition Closing and the date the distribution is made to unitholders. The first distribution subscribers of Subscription Receipts are anticipated to be entitled to receive should the Acquisition Closing occur on or before 5:00 p.m. (Calgary time) on August 31, 2007 is the June distribution payable on or about July 15, 2007.

If the Acquisition Closing does not occur on or before the earlier of (i) 5:00 p.m. (Calgary time) on August 31, 2007, (ii) the termination of the offer or (iii) the date the Trust advises the Underwriters or announces to the public that it does not intend to proceed with the Acquisition, (the earliest of such dates being the "Termination Time"), holders of Subscription Receipts will receive a refund of the full purchase price of the Subscription Receipts, together with their pro rata portion of interest earned thereon between the closing of the offering and the Termination Time.

Provident has also granted to the underwriters an over-allotment option to purchase up to an additional 3,823,530 Subscription Receipts at the offering price exercisable up to 30 days from the closing of the offering. The offering is expected to close on or about May 24, 2007.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.